INVESTMENT MANAGERS SERIES TRUST

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

March 27, 2020

Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust (the “Trust” or “Registrant”) (File Nos. 333-122901 and 811-21719) on behalf of the WCM China Quality Growth Fund, WCM Focused ESG International Fund and WCM Focused ESG Emerging Markets Fund (each a “Fund” and collectively, the “Funds”)

Ladies and Gentlemen:

This letter summarizes the comments provided to me by Mr. Jonathan Grvesksewicz of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on March 2, 2020, regarding Post-Effective Amendment No. 1070 the Registrant’s Form N-1A registration statement filed on January 16, 2020, with respect to the WCM China Quality Growth Fund, WCM Focused ESG International Fund and WCM Focused ESG Emerging Markets Fund, each a series of the Registrant. Responses to all of the comments are included below and, as appropriate, will be reflected in a Post-Effective Amendment to the Funds’ Form N-1A registration statement (the “Amendment”), which will be filed separately.

PROSPECTUS

SUMMARY SECTION

Fees and Expenses Table – All Funds

1.	Please provide the completed fee table and expense example for each Fund in correspondence to the Commission one week in advance of the registration statement becoming effective.

Response: Each Fund’s completed fee table and expense example, which will be included in the Amendment, are as follows:

WCM China Quality Growth Fund

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

		Investor Class Shares		Institutional Class Shares
Shareholder Fees (fees paid directly from your investment)
Maximum sales charge (load) imposed on purchases		None		None
Maximum deferred sales charge (load)		None		None
Wire fee		$20		$20
Overnight check delivery fee		$25		$25
Retirement account fees (annual maintenance fee)		$15		$15

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management fees		1.00%		1.00%
Distribution (Rule 12b-1) fee		0.25%		None
Other expenses[1]		0.64%		0.64%
Shareholder service fee	0.15%		0.15%
All other expenses	0.49%		0.49%
Total annual fund operating expenses		1.89%		1.64%
Fees waived and/or expenses reimbursed[2]		(0.39%)		(0.39%)
Total annual fund operating expenses after waiving fees and/or reimbursing expenses[1,2]		1.50%		1.25%

[1]	“Other expenses” have been estimated for the current fiscal year. Actual expenses may differ from estimates.

[2]	The Fund’s advisor has contractually agreed to waive its fees and/or pay for operating expenses of the Fund to ensure that total annual fund operating expenses (excluding any taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, acquired fund fees and expenses (as determined in accordance with SEC Form N-1A), expenses incurred in connection with any merger or reorganization, and extraordinary expenses such as litigation expenses) do not exceed 1.50% and 1.25% of the average daily net assets of the Fund’s Investor Class and Institutional Class shares, respectively. This agreement is in effect until August 31, 2021, and it may be terminated before that date only by the Trust’s Board of Trustees. The Fund’s advisor is permitted to seek reimbursement from the Fund, subject to certain limitations, of fees waived or payments made to the Fund for a period ending three full years after the date of the waiver or payment. This reimbursement may be requested from the Fund if the reimbursement will not cause the Fund’s annual expense ratio to exceed the lesser of (a) the expense limitation in effect at the time such fees were waived or payments made, or (b) the expense limitation in effect at the time of the reimbursement.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The example reflects the Fund’s contractual fee waiver and/or expense reimbursement only for the term of the contractual fee waiver and/or expense reimbursement.

Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	One Year	Three Years
Investor Class	$153	$556
Institutional Class	$127	$479

WCM Focused ESG International Fund

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

		Investor Class Shares		Institutional Class Shares
Shareholder Fees (fees paid directly from your investment)
Maximum sales charge (load) imposed on purchases		None		None
Maximum deferred sales charge (load)		None		None
Wire fee		$20		$20
Overnight check delivery fee		$25		$25
Retirement account fees (annual maintenance fee)		$15		$15

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management fees		0.85%		0.85%
Distribution (Rule 12b-1) fee		0.25%		None
Other expenses[1]		0.64%		0.64%
Shareholder service fee	0.15%		0.15%
All other expenses	0.49%		0.49%
Total annual fund operating expenses		1.74%		1.49%
Fees waived and/or expenses reimbursed[2]		(0.24%)		(0.24%)
Total annual fund operating expenses after waiving fees and/or reimbursing expenses[1,2]		1.50%		1.25%

[1]	“Other expenses” have been estimated for the current fiscal year. Actual expenses may differ from estimates.

[2]	The Fund’s advisor has contractually agreed to waive its fees and/or pay for operating expenses of the Fund to ensure that total annual fund operating expenses (excluding any taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, acquired fund fees and expenses (as determined in accordance with SEC Form N-1A), expenses incurred in connection with any merger or reorganization, and extraordinary expenses such as litigation expenses) do not exceed 1.50% and 1.25% of the average daily net assets of the Fund’s Investor Class and Institutional Class shares, respectively. This agreement is in effect until August 31, 2021, and may be terminated before that date only by the Trust’s Board of Trustees. The Fund’s advisor is permitted to seek reimbursement from the Fund, subject to certain limitations, of fees waived or payments made to the Fund for a period ending three full years after the date of the waiver or payment. This reimbursement may be requested from the Fund if the reimbursement will not cause the Fund’s annual expense ratio to exceed the lesser of (a) the expense limitation in effect at the time such fees were waived or payments made, or (b) the expense limitation in effect at the time of the reimbursement.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The example reflects the Fund’s contractual fee waiver and/or expense reimbursement only for the term of the contractual fee waiver and/or expense reimbursement.

Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	One Year	Three Years
Investor Class	$153	$525
Institutional Class	$127	$447

WCM Focused ESG Emerging Markets Fund

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

		Investor Class Shares		Institutional Class Shares
Shareholder Fees (fees paid directly from your investment)
Maximum sales charge (load) imposed on purchases		None		None
Maximum deferred sales charge (load)		None		None
Wire fee		$20		$20
Overnight check delivery fee		$25		$25
Retirement account fees (annual maintenance fee)		$15		$15

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management fees		1.00%		1.00%
Distribution (Rule 12b-1) fee		0.25%		None
Other expenses[1]		0.64%		0.64%
Shareholder service fee	0.15%		0.15%
All other expenses	0.49%		0.49%
Total annual fund operating expenses		1.89%		1.64%
Fees waived and/or expenses reimbursed[2]		(0.39%)		(0.39%)
Total annual fund operating expenses after waiving fees and/or reimbursing expenses[1,2]		1.50%		1.25%

[1]	“Other expenses” have been estimated for the current fiscal year. Actual expenses may differ from estimates.

[2]	The Fund’s advisor has contractually agreed to waive its fees and/or pay for operating expenses of the Fund to ensure that total annual fund operating expenses (excluding any taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, acquired fund fees and expenses (as determined in accordance with SEC Form N-1A), expenses incurred in connection with any merger or reorganization, and extraordinary expenses such as litigation expenses) do not exceed 1.50% and 1.25% of the average daily net assets of the Fund’s Investor Class and Institutional Class shares, respectively. This agreement is in effect until August 31, 2021, and may be terminated before that date only by the Trust’s Board of Trustees. The Fund’s advisor is permitted to seek reimbursement from the Fund, subject to certain limitations, of fees waived or payments made to the Fund for a period ending three full years after the date of the waiver or payment. This reimbursement may be requested from the Fund if the reimbursement will not cause the Fund’s annual expense ratio to exceed the lesser of (a) the expense limitation in effect at the time such fees were waived or payments made, or (b) the expense limitation in effect at the time of the reimbursement.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The example reflects the Fund’s contractual fee waiver and/or expense reimbursement only for the term of the contractual fee waiver and/or expense reimbursement.

Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	One Year	Three Years
Investor Class	$153	$556
Institutional Class	$127	$479

Principal Investment Strategies – WCM China Quality Growth Fund

2.	The second sentence of the first paragraph states, “[t]he Fund’s advisor considers a company to be a Chinese company if it has been organized under the laws of, has its principal offices in, or has its securities principally traded in, China, or if the company derives at least 50% of its revenues, net profits or incremental revenue growth (typically over the past five years) from, or has at least 50% of assets or production capacities in China.” Please explain what is meant by “incremental revenue growth” and why that is an acceptable measure in considering whether a company is a Chinese company. In addition, please provide an example of how “incremental revenue growth” works.

Response: In this context, if a company derives 50% (or more) of its incremental revenue growth from China, it means that half or more of all new revenue for a given reporting period stems from sales made to customers in China. Companies possessing this characteristic tend to increasingly depend on, and integrate with the Chinese market place. These names may ultimately possess significant enough China exposure necessary for portfolio inclusion. Typically, this criteria would not be used on a stand-alone basis, but rather used in conjunction with the other criteria detailed in the first paragraph under the Fund’s Principal Investment Strategies

3.	The Commission notes that it appears “incremental revenue growth” was added to the principal investment strategies section of the WCM Focused International Growth Fund’s prospectus in the Registrant’s Post-Effective Amendment No. 786 (“PEA No. 786”) filed on August 26, 2016. Please explain why this was an immaterial change.

Response: The “incremental revenue growth” disclosure that was added to the principal investment strategies section of the WCM Focused International Growth Fund’s prospectus in PEA No. 786 is the same disclosure that is included in the WCM Focused Emerging Markets Fund’s principal investment strategies, and has been since April 2013. The Registrant confirms that the addition of this disclosure to the WCM Focused International Growth Fund’s principal investment strategies was for clarification and consistency purposes, and did not represent a material change to the WCM Focused International Growth Fund’s principal investment strategies.

Principal Risks of Investing – WCM China Quality Growth Fund

4.	Please consider adding disclosure regarding the impact of infectious illnesses and other public health threats to the “Risks Associated with China, Hong Kong and Taiwan” risk factor.

Response: The Registrant has added the dislosure, noted below in underlined text, to the “Market Risk” and “Risks Associated with China, Hong Kong and Taiwan” risk factors in the prospectus, and to the “Developments in the China Region” and “Market Conditions” sections in the statement of additional information:

Market Risk. The market price of a security or instrument may decline, sometimes rapidly or unpredictably, due to general market conditions that are not specifically related to a particular company, such as real or perceived adverse economic or political conditions throughout the world, changes in the general outlook for corporate earnings, changes in interest or currency rates, or adverse investor sentiment generally. In addition, local, regional or global events such as war, acts of terrorism, the spread of infectious illness or other public health issues, or other events could have a significant impact on a security or instrument. The market value of a security or instrument also may decline because of factors that affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry.

Risks Associated with China, Hong Kong and Taiwan.

China: The Chinese government exercises significant control over China’s economy through its industrial policies (e.g., allocation of resources and other preferential treatment), monetary policy, management of currency exchange rates, and management of the payment of foreign currency denominated obligations. Changes in these policies could adversely impact affected industries or companies in China. China’s economy, particularly its export-oriented industries, may be adversely impacted by trade or political disputes with China’s major trading partners, including the United States. In addition, as its consumer class continues to grow, China’s domestically oriented industries may be especially sensitive to changes in government policy and investment cycles. China’s currency, which historically has been managed in a tight range relative to the U.S. dollar, may in the future be subject to greater uncertainty as Chinese authorities change the policies that determine the exchange rate mechanism. From time to time and as recently as January 2020, China has experienced outbreaks of infectious illnesses, and the country may be subject to other public health threats or similar issues in the future. Any spread of an infectious illness, public health threat or similar issue could reduce consumer demand or economic output, result in market closures, travel restrictions or quarantines, and generally have a significant impact on the Chinese economy.

Developments in the China Region

After nearly 30 years of unprecedented growth, the People’s Republic of China now faces a slowing economy. The real estate market, which many observers believed to be inflated, has begun to decline. Local governments, which had borrowed heavily to bolster growth, face high debt burdens and limited revenue sources. As a result, demand for Chinese exports by the United States and countries in Europe, and demands for Chinese imports from such countries, may weaken due to the effects of more limited economic growth. Additionally, Chinese actions to lay claim to disputed islands have caused relations with China’s regional trading partners to suffer, and could cause further disruption to regional and international trade. From time to time and as recently as January 2020, China has experiences outbreaks of infectious illnesses, and the country may be subject to other public health threats, infectious illnesses, diseases or similar issues in the future. Any spread of an infectious illness, public health threat or similar issue could reduce consumer demand or economic output, result in market closures, travel restrictions or quarantines, and generally have a significant impact on the Chinese economy. In the long run, China’s ability to develop and sustain a credible legal, regulatory, monetary, and socioeconomic system could influence the course of outside investment.

Market Conditions

Events in certain sectors historically have resulted, and may in the future result, in an unusually high degree of volatility in the financial markets, both domestic and foreign. These events have included, but are not limited to: bankruptcies, corporate restructuring, and other events related to the sub-prime mortgage crisis in 2008; governmental efforts to limit short selling, and high frequency trading; measures to address U.S. federal and state budget deficits; social, political, and economic instability in Europe; economic stimulus by the Japanese central bank; steep declines in oil prices; dramatic changes in currency exchange rates; and China’s economic slowdown. Interconnected global economies and financial markets increase the possibility that conditions in one country or region might adversely impact issuers in a different country or region. Such events may cause significant declines in the values and liquidity of many securities and other instruments. It is impossible to predict whether such conditions will recur. Because such situations may be widespread, it may be difficult to identify both risks and opportunities using past models of the interplay of market forces, or to predict the duration of such events.

An outbreak of infectious respiratory illness caused by a novel coronavirus known as COVID-19 was first detected in China in December 2019 and has now been detected globally. This coronavirus has resulted in certain travel restrictions, closed international borders, enhanced health screenings at ports of entry and elsewhere, disruption of and delays in healthcare service preparation and delivery, prolonged quarantines, cancellations, supply chain disruptions, and lower consumer demand, as well as general concern and uncertainty. The impact of COVID-19, and other infectious illness outbreaks that may arise in the future, could adversely affect the economies of many nations or the entire global economy, individual issuers and capital markets in ways that cannot necessarily be foreseen. In addition, the impact of infectious illnesses in emerging market countries may be greater due to generally less established healthcare systems. Public health crises caused by the COVID-19 outbreak may exacerbate other pre-existing political, social and economic risks in certain countries or globally. The duration of the COVID-19 outbreak and its effects cannot be determined with certainty.

In addition, the Registrant added the following risk factor to the Fund’s prospectus:

Market Turbulence Resulting from COVID-19. An outbreak of an infectious respiratory illness caused by a novel coronavirus known as COVID-19 has negatively affected the worldwide economy, as well as the economies of individual countries, the financial health of individual companies and the market in general in significant and unforeseen ways. The future impact of COVID-19 is currently unknown, and it may exacerbate other risks that apply to the Fund. Any such impact could adversely affect the Fund’s performance, the performance of the securities in which the Fund invests and may lead to losses on your investment in the Fund.

Principal Investment Strategies – WCM Focused ESG International Fund

5.	The first sentence of the first paragraph states, “[u]nder normal circumstances, the Fund invests at least 75% of its net assets in equity securities of non-U.S. domiciled companies or depository receipts of non-U.S. domiciled companies located in developed countries and in emerging market and frontier market countries.” Please explain why the Fund does not have an 80% policy with respect to environmental, social and governance (“ESG”) companies, given that “ESG” is included in the Fund’s name.

Response: The Registrant notes that Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), requires that a fund with a name that suggests that the fund focuses its investments in a particular type of investment or industry adopt a policy to invest, under normal circumstances, at least 80% of its net assets in the particular type of investment or industry suggested by the fund’s name. The Registrant believes the term “ESG” in the Fund’s name does not identify a type of investment or industry, but rather indicates that the Fund employs an investment strategy that analyzes the ESG characteristics of companies. Accordingly, the Registrant does not believe it is required to incorporate an 80% policy with respect to the Fund’s investments in ESG companies. The Registrant further notes that a number of other funds include the term “ESG” in their names and do not have an 80% policy in their prospectuses relating to their investments in ESG companies.

6.	The Commission believes funds using ESG in their strategies should provide sufficient disclosure so that investors are able to distinguish between ESG funds, as many funds define ESG differently. Please revise the principal investment strategies so that the Fund’s ESG strategy is more clearly defined.

Response: The Registrant has revised the Fund’s principal investment strategies as follows:

Under normal circumstances, the Fund invests at least 75% of its net assets in equity securities of non-U.S. domiciled companies or depository receipts of non-U.S. domiciled companies located in developed countries and in emerging market and frontier market countries. Emerging market and frontier market countries are those countries with low- to middle-income economies as classified by the World Bank, or included in any of the Morgan Stanley Capital International (MSCI) emerging markets or frontier markets indices. The Fund’s advisor considers a company to be located in an emerging market or frontier market country if the company has been organized under the laws of, has its principal offices in, or has its securities principally traded in, the emerging market or frontier market country, or if the company derives at least 50% of its revenues, net profits or incremental revenue growth (typically over the past five years) from, or has at least 50% of assets or production capacities in, the emerging market or frontier market country.

The Fund’s investments in equity securities may include common stock and depository receipts. The Fund’s investments in depository receipts may include American, European, Canadian and Global Depository Receipts (“ADRs”, “EDRs”, “CDRs” and “GDRs”, respectively). ADRs and CDRs are receipts that represent interests in foreign securities held on deposit by U.S. and Canadian banks or trust companies, respectively. EDRs and GDRs have the same qualities as ADRs, although they may be traded in several international trading markets. The Fund will be managed pursuant to a “focused” strategy, whereby the Fund’s advisor will typically invest the Fund’s assets in the equity securities of a small number of issuers. Generally, the Fund will hold the equity securities of approximately 30 to 60 issuers, and the Fund may invest in securities of any market capitalization. The Fund generally invests in the securities of companies domiciled in at least three different countries. From time to time, the Fund may invest a significant portion of its assets in the securities of companies domiciled in one or a few countries or regions.

The advisor’s investment process begins with bottom-up, fundamental research, integrated with an analysis of a company’s environmental, social and governance (“ESG”) characteristics. The advisor’s bottom-up, fundamental research involves examining and ranking companies based on the following factors: (i) the company’s corporate performance; (ii) the company’s competitive position; (iii) the company’s potential future growth; and (iv) the company’s intrinsic value. Next, the advisor utilizes a proprietary, qualitative analysis in screening companies for the Fund’s portfolio that satisfy its ESG criteria. Industry-specific, material ESG value drivers are identified for each company based on the internally derived criteria as well as from information sourced from corporate disclosures, specialized datasets and other publicly filed information. The advisor’s strategy is focused on identification and analysis of material ESG drivers, which are the most relevant and financially important ESG aspects of the company’s business model. These “driver” can have a significant short or long term impact on the company’s environmental, social and governance profile. The advisor’s methodology determines what it believes the impact each of the drivers has on the metrics such as revenue, profits, cash flow, returns and risks. These drivers serve as a tool to identify companies’ with improving ESG characteristics (i.e., the company’s “ESG Trajectory”). The advisor’s approach is also informed by industry-based standards for material ESG factors established by the Sustainability Accounting Standards Board. In addition, the advisor will review company financial filings, proxy disclosures, corporate sustainability reports, Carbon Disclosure Project scores, government databases, Bloomberg ESG analytics, Institutional Shareholder Services Inc. (“ISS”) reports and engage with company management as part of its screening process. The advisor’s environmental assessment includes identifying companies that provide products or services that are tied to an environmental competitive advantage as compared to their peers. For example, the Fund may invest in companies offering products or services with superior energy efficiency, better management of energy, water and waste resources, or offer solutions to emissions regulations. Social assessment includes identifying companies that promote societal benefits or address societal challenges. For example, the Fund may invest in companies with good diversity practices, lower employee turnover, and solid employee safety track-records. Governance assessment includes a focus on shareholder rights, senior management compensation, board structure, and audit/accounting risk. Based on the advisor’s deeper qualitative ESG assessment, the advisor selects companies that demonstrate a strong or improving ESG Trajectory and generally excludes companies with weak ESG performance. The Fund’s ESG screening process is designed to exclude companies that are involved in and derive significant revenue from certain industries or product lines, including:

•	tobacco,
•	gambling,
•	civil firearms (i.e., those firearms typically available for consumer use in the United States), and
•	controversial weapons (e.g., land mines).

The Fund’s ESG screening process does not exclude traditional defense contractors nor does it exclude all alcohol. The advisor does not utilize third-party ESG rankings or a scoring mechanism in the Fund’s portfolio construction process.

7.	Since the Fund’s advisor does not utilize third-party ESG rankings, please explain in your written response how the advisor screens companies.

Response: The Fund’s advisor utilizes a proprietary, qualitative analysis in screening companies for the Fund’s portfolio. Industry-specific, material ESG value drivers are identified for each company based on the internally derived criteria. Material ESG drviers are the most relevant and financially important ESG aspects of the company’s business model. These “drivers” can have a significant short or long term impact on the company’s environmental, social and goveranance profile. The advisor’s methodology determines what it believes the impact each of the drivers has on metrics such as revenue, profits, cash flow, returns and risks. These drivers serve as a tool to identify a company’s ESG Trajectory. In addition, the advisor will review company financial filings, proxy disclosures, corporate sustainability reports, the Sustainability Accounting Standards Board (“SASB”) framework, Carbon Disclosure Projects scores, government databases, Bloomberg ESG analytics, Institutional Shareholder Services Inc. (“ISS”) reports and engage with company management as part of its screening process.

8.	With respect to companies in emerging markets, how will the Fund’s advisor monitor a company’s goveranance given that many companies located in emerging and frontier markets may not be transparent?

Response: As noted in the response to comment #7 above, the Fund’s advisor will review company proxy disclosures, corporate sustainability reports, government databases, Bloomberg ESG analytics, Institutional Shareholder Services Inc. ("ISS") reports and engage with company management as part of its screening process.

9.	Please explain what is meant by the term “Focused” in the Fund’s name.

Response: The Fund will be managed pursuant to a “focused” strategy, whereby the Fund’s advisor will generally invest the Fund’s assets in the equity securities of 30 to 60 issuers. This disclosure is included in the Fund’s principal investment strategies as noted in the response to comment #6 above.

Principal Investment Strategies – WCM Focused ESG Emerging Markets Fund

10.	The first sentence of the first paragraph states “[u]nder normal circumstances, the Fund invests at least 75% of its net assets in equity securities of non-U.S. domiciled companies or depository receipts of non-U.S. domiciled companies located in developed countries and in emerging market and frontier market countries.” Please explain why the Fund does not have an 80% policy with respect to environmental, social and governance (“ESG”) companies given that ESG is included in the Fund’s name.

Response: The Registrant notes that Rule 35d-1 under the 1940 Act requires that a fund with a name that suggests that the fund focuses its investments in a particular type of investment or industry adopt a policy to invest, under normal circumstances, at least 80% of its net assets in the particular type of investment or industry suggested by the fund’s name. The Registrant believes the term “ESG” in the Fund’s name does not identify a type of investment or industry, but rather indicates that the Fund employs an investment strategy that analyzes the ESG characteristics of companies. Accordingly, the Registrant does not believe it is required to incorporate an 80% policy with respect to the Fund’s investments in ESG companies. The Registrant further notes that a number of other funds include the term “ESG” in their names and do not have an 80% policy in their prospectuses relating to their investments in ESG companies.

11.	The Commission believes funds using ESG in their strategies should provide sufficient disclosure so that investors are able to distinguish between ESG funds, as many funds define ESG differently. Please revise the principal investment strategies so that the Fund’s ESG strategy is more clearly defined.

Response: The Registrant has revised the Fund’s principal investment strategies as follows:

Under normal market conditions, the Fund invests at least 80% of its net assets (including amounts borrowed for investment purposes) in equity securities of companies located in emerging market or frontier market countries. Emerging market and frontier market countries are those countries with low- to middle-income economies as classified by the World Bank, or included in any of the Morgan Stanley Capital International (MSCI) emerging markets or frontier markets indices. The Fund’s advisor considers a company to be located in an emerging market or frontier market country if the company has been organized under the laws of, has its principal offices in, or has its securities principally traded in, the emerging market or frontier market country, or if the company derives at least 50% of its revenues, net profits or incremental revenue growth (typically over the past five years) from, or has at least 50% of assets or production capacities in, the emerging market or frontier market country.

The Fund’s investments in equity securities may include common stock and depository receipts. The Fund’s investments in depository receipts may include American, European, Canadian and Global Depository Receipts (“ADRs”, “EDRs”, “CDRs” and “GDRs”, respectively). ADRs and CDRs are receipts that represent interests in foreign securities held on deposit by U.S. and Canadian banks or trust companies, respectively. EDRs and GDRs have the same qualities as ADRs, although they may be traded in several international trading markets. The Fund will be managed pursuant to a “focused” strategy, whereby the Fund’s advisor will typically invest the Fund’s assets in the equity securities of a small number of issuers. Generally, the Fund will hold the equity securities of approximately 25 to 50 issuers, and the Fund may invest in securities of any market capitalization. The Fund generally invests in the securities of companies located in at least three different countries. From time to time, the Fund may invest a significant portion of its assets in the securities of companies located in one or a few countries or regions.

The advisor’s investment process begins with bottom-up, fundamental research, integrated with an analysis of a company’s environmental, social and governance (“ESG”)_ characteristics. The advisor’s bottom-up, fundamental research involves examining and ranking companies based on the following factors: (i) the company’s corporate performance; (ii) the company’s competitive position; (iii) the company’s potential future growth; and (iv) the company’s intrinsic value. Next, the advisor utilizes a proprietary, qualitative analysis in screening companies for the Fund’s portfolio that satisfy its ESG criteria. Industry-specific, material ESG value drivers are identified for each company based on the internally derived criteria as well as from information sourced from corporate disclosures, specialized datasets and other publicly filed information. The advisor’s strategy is focused on identification and analysis of material ESG drivers, which are the most relevant and financially important ESG aspects of the company’s business model. These “driver” can have a significant short or long term impact on the company’s environmental, social and governance profile. The advisor’s methodology determines what it believes the impact each of the drivers has on the metrics such as revenue, profits, cash flow, returns and risks. These drivers serve as a tool to identify companies’ with improving ESG characteristics (i.e., the company’s “ESG Trajectory”). The advisor’s approach is also informed by industry-based standards for material ESG factors established by the Sustainability Accounting Standards Board. In addition, the advisor will review company financial filings, proxy disclosures, corporate sustainability reports, Carbon Disclosure Project scores, government databases, Bloomberg ESG analytics, Institutional Shareholder Services Inc. (“ISS”) reports and engage with company management as part of its screening process. The advisor’s environmental assessment includes identifying companies that provide products or services that are tied to an environmental competitive advantage as compared to their peers. For example, the Fund may invest in companies offering products or services with superior energy efficiency, better management of energy, water and waste resources, or offer solutions to emissions regulations. Social assessment includes identifying companies that promote societal benefits or address societal challenges. For example, the Fund may invest in companies with good diversity practices, lower employee turnover, and solid employee safety track-records. Governance assessment includes a focus on shareholder rights, senior management compensation, board structure, and audit/accounting risk. Based on the advisor’s deeper qualitative ESG assessment, the advisor selects companies that demonstrate a strong or improving ESG Trajectory and generally excludes companies with weak ESG performance. The Fund’s ESG screening process is designed to exclude companies that are involved in and derive significant revenue from certain industries or product lines, including:

•	tobacco,
•	gambling,
•	civil firearms (i.e., those firearms typically available for consumer use in the United States), and
•	controversial weapons (e.g., land mines).

The Fund’s ESG screening process does not exclude traditional defense contractors nor does it exclude all alcohol. The advisor does not utilize third-party ESG rankings or a scoring mechanism in the Fund’s portfolio construction process.

12.	Since the Fund’s advisor does not utilize third-party ESG rankings, please explain in your written response how the advisor screens companies.

Response: Please see our response to comment #7 above.

13.	With respect to companies in emerging markets, how will the Fund’s advisor monitor a company’s goveranance given that many companies located in emerging and frontier markets may not be transparent?

Response: As noted in the response to comment #7 above, the Fund’s advisor will review company proxy disclosures, corporate sustainability reports, government databases, Bloomberg ESG analytics, Institutional Shareholder Services Inc. ("ISS") reports and engage with company management as part of its screening process.

14.	Please explain what is meant by the term “Focused” in the Fund’s name.

Response: The Fund will be managed pursuant to a “focused” strategy, whereby the Fund’s advisor will generally invest the Fund’s assets in the equity securities of 25 to 50 issuers. This disclosure is included in the Fund’s principal investment strategies as noted in the response to comment #11 above.

MORE ABOUT THE FUNDS’ INVESTMENT OBJECTIVES, PRINCIPAL INVESTMENT STRATEGIES AND RISKS

Principal Investment Strategies and Principal Risks of Investing

15.	Please acknowledge in your written response that a change in a Fund’s principal investment strategies may entail a change in the name of the Fund.

Response: The Registrant acknowledges that a change in a Fund’s principal investment strategies may entail a change in the name of the Fund.

16.	Apply all applicable comments from the summary section for the Funds to Item 9 of Form N-1A.

Response: The Registrant confirms that all applicable comments have been applied to this section of the Prospectus.

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If you have any questions or additional comments, please contact me at (626) 385-5777. Thank you.

Sincerely,

/s/ Diane J. Drake
Diane J. Drake
Secretary